Exhibit 21.1

Significant Subsidiaries of Arena Pharmaceuticals, Inc.
As of December 31, 2015

Arena Pharmaceuticals GmbH, a limited liability company organized under the laws of Switzerland and having its domicile in
Zofingen

API Development LTD, a company incorporated in the Cayman Islands with limited liability